CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sept. 28, 2007	Sept. 29, 2006	Sept. 28, 2007	Sept. 29, 2006
BASIC:
Net Income	$51,716	$38,664	$137,348	$115,017
Weighted average shares outstanding	65,913	64,966	65,762	64,716
Basic earnings per share	$0.78	$0.60	$2.09	$1.78
DILUTED:
Net Income	$51,716	$38,664	$137,348	$115,017
After-tax interest cost of convertible debt	922	922	2,767	2,766

Net Income plus assumed debt conversion	$52,638	$39,586	$140,115	$117,783

Weighted average shares outstanding	65,913	64,966	65,762	64,716
Dilutive effect of convertible debt	3,234	3,229	3,230	3,228
Incremental shares under stock option plans	1,194	870	1,233	808

Adjusted weighted average shares outstanding	70,341	69,065	70,225	68,752

Diluted earnings per share	$0.75	$0.57	$2.00	$1.71